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                                                                      Exhibit 99

                                 RISK FACTORS

     The following risk factors should be carefully considered in evaluating our Company and our business because these risk factors have a significant impact on our business, operating results, financial condition, and cash flows. If any of these risks actually occurs, our business, financial condition, operating results and/or cash flows could be harmed.


If we continue to incur operating losses, we may be unable to continue our operations.

     We have incurred losses since we started our company in January 1992. As of July 31, 2001, we had an accumulated deficit of approximately $124.3 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research and development of product candidates. We have no products that are available for sale and do not know when we will have products available for sale, if ever. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability, if we are ever profitable, are highly uncertain.

If we do not obtain regulatory approval for our drug products, we will not be able to sell our drug products.

     We cannot sell or market our drugs without regulatory approval. If we do not obtain regulatory approval for our products, the value of our company and our results of operations will be harmed. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed outside the United States, whose approval can also be lengthy, expensive and highly uncertain. None of our product candidates has received regulatory approval to be marketed and sold in the United States or any other country. We do not anticipate receiving regulatory approval of any of our product candidates, if ever, for at least the next several years.

If our drug trials are delayed or achieve unfavorable results, we will have to delay or may be unable to obtain regulatory approval for our products.

     We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct both preclinical animal testing and clinical human trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the study, the drug or the dose and perform additional or repeat tests, or abandon the drug development project. In those circumstances, we would not be able to obtain regulatory approval on a timely basis, if ever. Even if approval is granted it may entail limitations on the indicated uses for which the drug may be marketed.

     We have announced the completion of a Phase IIb trial of pexelizumab for the treatment of complications in patients after cardiopulmonary bypass surgery, including the reduction of the frequency and severity of myocardial infarctions and frequency of death, and completion of a Phase II trial of 5G1.1 for the treatment of rheumatoid arthritis. Completion of these and other trials does not guarantee that we will initiate additional trials for our product candidates, that if the trials are initiated what the scope and phase of the trial will be or that they will be completed, or that if the trials are completed, the results will provide a sufficient basis to proceed with further trials or to apply for or receive regulatory approvals or to commercialize products. Results of these trials could be inconclusive, necessitating additional or repeat trials.

     There are many reasons why drug testing could be delayed or terminated. For human trials, patients must be recruited and each product candidate must be tested at various doses and formulations for each clinical indication. Also, to ensure safety and effectiveness, the effect of drugs often must be studied over a long period of time,

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especially for the chronic diseases that we are studying. Unfavorable results or insufficient patient enrollment in our clinical trials could delay or cause us to abandon a product development program.

     Additional factors that can cause delay or termination of our clinical trials include:

     .    slow patient enrollment;

     .    long treatment time required to demonstrate effectiveness;

     .    lack of sufficient supplies of the product candidate;

     .    adverse medical events or side effects in treated patients;

     .    lack of effectiveness of the product candidate being tested; and

     .    lack of sufficient funds.

We may expand our business through new acquisitions that could disrupt our business and harm our financial condition.

     Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to do so. Acquisitions involve numerous risks, including:

     .    substantial cash expenditures;

     .    potentially dilutive issuance of equity securities;

     .    incurrence of debt and contingent liabilities;

     .    difficulties in assimilating the operations of the acquired companies;

     .    diverting our management's attention away from other business concerns;

     .    risks of entering markets in which we have limited or no direct experience; and

     .    the potential loss of our key employees or key employees of the acquired companies.

     We cannot assure you that any acquisition will result in long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds nor may they be readily available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our stock, which could dilute your ownership interest in our company.

     On September 22, 2000, we purchased all of the capital stock and other outstanding securities of Prolifaron, Inc., a privately held biopharmaceutical company that is developing therapeutic antibodies addressing multiple disease, including cancer, for approximately 400,000 shares of our outstanding capital stock. We cannot assure you that the integration of our business with the businesses of Prolifaron will be successful.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.

     We believe we have sufficient capital to fund our operations and product development for at least thirty-six months. We may need to raise additional capital after that time to complete the development and commercialization of our product candidates. Additional financing could take the form of public or private debt or equity offerings, equity line facilities, bank loans and/or collaborative research and development arrangements with corporate partners. The amount of capital we may need depends on many factors, including:

     .    the progress, timing and scope of our research and development programs;

     .    the progress, timing and scope of our preclinical studies and clinical trials;

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     .    the time and cost necessary to obtain regulatory approvals;

     .    the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

     .    the time and cost necessary to develop sales, marketing and distribution capabilities;

     .    changes in applicable governmental regulatory policies; and

     .    any new collaborative, licensing and other commercial relationships that we may establish.

     We may not get funding when we need it or funding may only be available on unfavorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities or future operations. We might have to license our technology to others. This could result in sharing revenues that we might otherwise retain for ourselves. Any of these actions may harm our business.

If our collaboration with Procter & Gamble is terminated or Procter & Gamble reduces its commitment to our collaboration, our ability to commercialize pexelizumab in the time expected, or at all, and our business would be harmed.

     We rely exclusively on Procter & Gamble to perform development, obtain commercial manufacturing, and provide sales and marketing for pexelizumab. While we cannot assure you that pexelizumab will ever be successfully developed and commercialized if Procter & Gamble does not perform its obligations in a timely manner, or at all, our ability to commercialize pexelizumab in a timely manner or at all, will be significantly adversely affected. We rely exclusively on Procter & Gamble to provide funding and additional resources for the development and commercialization of pexelizumab. These include funds and resources for:

     .    clinical development and clinical and commercial manufacturing;

     .    obtaining regulatory approvals; and

     .    sales, marketing and distribution efforts worldwide.

     We cannot guarantee that Procter & Gamble will devote the resources necessary to successfully develop and commercialize pexelizumab in a timely manner, if at all. Furthermore, Procter & Gamble may devote the necessary resources, but we may still not successfully develop and commercialize pexelizumab. Either party may terminate our collaboration agreement for specified reasons, including a material breach.

     Termination of our agreement with Procter & Gamble would cause significant delays in the development of pexelizumab and result in additional development costs. We would need to fund the development and commercialization of pexelizumab on our own or identify a new development partner. We might also have to repeat testing already completed with Procter & Gamble.

If we are unable to engage and retain third-party collaborators, our research and development efforts may be delayed.

     We depend upon third-party collaborators to assist us in the development of our product candidates. If any of our existing collaborators breaches or terminates its agreement with us or does not perform its development work under an agreement in a timely manner or at all, we would experience significant delays in the development or commercialization of our product candidates. We would also experience significant delays if we could not engage additional collaborators when required. In either event, we would be required to devote additional funds or other resources to these activities or to terminate them. This would divert funds or other resources from other parts of our business.

     We cannot assure you that:

     .    current collaboration arrangements will be continued in their current form;

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     .    we will be able to negotiate acceptable collaborative agreements to develop or commercialize our products;

     .    any arrangements with third parties will be successful; or

     .    current or potential collaborators will not pursue treatments for other diseases or seek other ways of developing treatments for our disease targets.

If the trading price of our common stock continues to fluctuate in a wide range, our stockholders will suffer considerable uncertainty with respect to an investment in our stock.

     The trading price of our common stock has been volatile and may continue to be volatile in the future. Factors such as announcements of fluctuations in our or our competitors' operating results, fluctuations in the trading prices or business prospects of our competitors and collaborators, including, but not limited to Procter & Gamble, changes in our prospects, and market conditions for biotechnology stocks in general could have a significant impact on the future trading prices of our common stock and our outstanding notes. In particular, the trading price of the common stock of many biotechnology companies, including ours, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of the companies whose stocks were affected. This is due to several factors, including general market conditions, the announcement of the results of our clinical trials or product development and the results of our attempts to obtain FDA approval for our products. In particular, since August 1, 1999, the sales price of our common stock has ranged from a low of $10.00 per share to a high of $119.88 per share. While we cannot predict our future performance, if our stock continues to fluctuate in a wide range, an investment in our stock or our outstanding notes may result in considerable uncertainty for an investor.

If we cannot protect the confidentiality and proprietary nature of our trade secrets, our business and competitive position will be harmed.

     Our business requires using sensitive technology, techniques and proprietary compounds that we protect as trade secrets. However, since we are a small company, we also rely heavily on collaboration with suppliers, outside scientists and other drug companies. Collaboration presents a strong risk of exposing our trade secrets. If our trade secrets were exposed, it would help our competitors and adversely affect our business prospects.

     In order to protect our drugs and technology more effectively, we need to obtain patents covering the drugs and technologies we develop. Our drugs are expensive and time-consuming to test and develop. Without patent protection, competitors may copy our methods, or the chemical structure or other aspects of our drug. Even if we obtain patents, the patents may not be broad enough to protect our drugs from copycat products.

If we are found to be infringing on patents owned by others, we may be forced to obtain a license to continue the sale or development of our drugs and/or pay damages.

     Parts of our technology, techniques and proprietary compounds and potential drug candidates may conflict with patents owned by or granted to others. If we cannot resolve these conflicts, we may be liable for damages, be required to obtain costly licenses or be stopped from manufacturing, using or selling our products or conducting other activities. For example, we are aware of broad patents owned by others relating to the manufacture, use and sale of recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, recombinant human single chain antibodies, and genetically engineered animals. Many of our products are genetically engineered antibodies, including recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, and recombinant human single chain antibodies, and other products are tissues from genetically engineered animals.

     We have received notices from the owners of some of these patents claiming that their patents may be relevant to the development of some of our drug candidates. In response to some of these notices, we have obtained licenses. However, with regard to other patents, we have either determined in our judgment that:

     .    our products do not infringe the patents;

     .    we do not believe the patents are valid; or

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     .    we have identified and are testing various modifications that we believe should not infringe the patents and which should permit commercialization of our product candidates.

     Any patent holders could sue us for damages and seek to prevent us from manufacturing, selling or developing our drugs. Legal disputes can be costly and time consuming to defend. If any of these actions are successful, we could be required to pay damages or to obtain a license to sell or develop our drugs. A required license may not be available on acceptable terms, if at all.

If the testing or use of our products harms people, we could be subject to costly and damaging product liability claims.

     The testing, manufacturing, marketing and sale of drugs for use in humans exposes us to product liability risks. Side effects and other problems from using our products could give rise to product liability claims against us. We might have to recall our products, if any, from the marketplace. Some of these risks are unknown at this time. For example, little is known about the potential long-term health risks of transplanting pig tissue into humans, a goal of our UniGraft product development program. Use of C5 Complement Inhibitors, such as 5G1.1 and pexelizumab, is associated with an increased risk for infection with Neisseria bacteria. Serious cases of Neisseria infection can result in brain damage, loss of limbs or parts of limbs, kidney failure, or death.

     In addition, we may be sued by people who participate in our clinical trials. A number of patients who participate in such trials are already very ill when they enter a study. Any informed consents or waivers obtained from people who sign up for our trials may not protect us from liability or litigation. Our product liability insurance may not cover all potential liabilities or may not completely cover any covered liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. In addition, negative publicity relating to a product liability claim may make it more difficult, or impossible, for us to recruit patients for our clinical trials or to market and sell our products. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

If we cannot manufacture our drug candidates in sufficient amounts at acceptable costs and on a timely basis, we may be unable to have the necessary materials for product testing, and later for potential sale in the market. Either event would harm our business.

     For our drug trials, we need to produce sufficient amounts of product for testing. Our small manufacturing plant cannot manufacture enough of our product candidates for later stage clinical development. In addition, we do not have the capacity to produce more than one product candidate at a time. We depend on a few outside suppliers for manufacturing. If we experience interruptions in the manufacture of our products for testing, our drug development efforts will be delayed. If any of our outside manufacturers stops manufacturing our products or reduces the amount manufactured, we will need to find other alternatives. If we are unable to find an acceptable outside manufacturer on reasonable terms, we will have to divert our own resources to manufacturing which may not be sufficient to produce the necessary quantity or quality of product. As a result, our ability to conduct testing would be materially adversely affected. Submission of products and new development programs for regulatory approval would be delayed. Our competitive position and our prospects for achieving profitability could be materially and adversely affected.

     Manufacture of drug products is highly regulated by the FDA and other domestic and foreign authorities. We cannot assure you that we or our third-party collaborators will successfully comply with all of those regulations, which would have a materially adverse effect on our business.

     We have no experience or capacity for manufacturing drug products in volumes that would be necessary to support commercial sales. If we are unable to establish and maintain commercial scale manufacturing within our planned time and cost parameters, sales of our products and our financial performance would be adversely affected.

     Other than our agreement with Procter & Gamble to develop and commercialize pexelizumab, we have no arrangements to manufacture our products on a commercial basis. Currently, we are relying on Procter & Gamble to retain appropriate commercial manufacturing for pexelizumab through one or more third-party manufacturers. The failure of Procter & Gamble to obtain appropriate commercial manufacturing for pexelizumab on a timely basis, or at all, may prevent or impede the commercialization of pexelizumab. We have not proceeded far enough in negotiations with any other potential partner to predict the cost of a commercial manufacturing arrangement for our

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other potential products nor have we explored the cost or time required to establish our own commercial manufacturing facility.

If we are unable to establish sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully market and sell future drug products.

     We have no sales, marketing or distribution personnel or capabilities. If we are unable to establish those capabilities, either by developing our own capabilities or entering into agreements with others, we will not be able to successfully sell our products. In that event, we will not be able to generate significant revenues. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need. We may not be able to enter into any marketing or distribution agreements with third-party providers on acceptable terms, if at all. Currently, we are relying on Procter & Gamble for sales, marketing and distribution of pexelizumab. Procter & Gamble, or any future third-party collaborators, may not succeed at selling, marketing or distributing any of our future drug products.

If we are unable to obtain reimbursement from government health administration authorities, private health insurers and other organizations for our future products, our products may be too costly for regular use and our ability to generate revenues would be harmed.

     Our products, once commercialized, like similar products in the market place, may be significantly more expensive than traditional drug treatments. Our future revenues and profitability will be adversely affected if we cannot depend on governmental and private third-party payors to defray the cost of our products to the consumer. If these entities refuse to provide reimbursement with respect to our products or determine to provide a low level of reimbursement, our products may be too costly for general use. Our profitability may be adversely impacted if we choose to offer our products at a reduced price. Any limitation on the use of our products or any decrease on the price of our products without a corresponding decrease in expenses will have a material adverse effect on our ability to achieve profitability.

Even if we successfully develop our products for transplanting animal cells into humans, this technology may not be accepted by the market due to medical concerns or unanticipated regulation.

     Our program for the development of animal cells for transplantation into humans may never result in any therapeutic products. This technology is subject to extensive clinical testing and we are not aware of any such technology that has been approved for sale by the FDA or comparable foreign regulatory authorities. Even if we succeed in developing these products, our products may not be widely accepted by the medical community or third-party payors until more facts are established and ethical consensus is reached regarding the use of animal cells. In addition, concerns relating to the risk of introducing animal viruses to infect the human species through the transplantation process may also create additional regulatory hurdles for FDA approval. If accepted, the degree of acceptance may limit the size of the market for our products. Moreover, due to the controversial nature of transplantation of animal cells into humans generally, market prices for our securities may be subject to increased volatility.

If our competitors get to the marketplace before we do with better or cheaper drugs, our drugs may not be profitable to sell or to continue to develop.

     Each of Avant Immunotherapeutics, Inc, Millennium Pharmaceuticals, Inc., Tanox, Inc., Abbott Laboratories, Baxter International Inc., Gliatech Inc., Neurogen Corporation, and Biocryst Pharmaceuticals have publicly announced their intentions to develop drugs which target the inflammatory effects of complement in the immune system. We are also aware that Pfizer, Inc., GlaxoSmithKline Plc and Merck & Co., Inc. are also attempting to develop complement inhibitor therapies. Each of Cambridge Antibody Technology Group plc, MorphoSys AG and Dyax Corporation have publicly announced intentions to develop therapeutic human antibodies from libraries of human antibody genes. Additionally, each of Abgenix Inc. and Medarex, Inc. have publicly announced intentions to develop therapeutic human antibodies from mice that have been bred to include some human antibody genes. These and other pharmaceutical companies, many of which have significantly greater resources than we, may develop, manufacture and market better or cheaper drugs than our product candidates. They may establish themselves in the marketplace before we are able to even finish our clinical trials. Other pharmaceutical companies also compete with

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us to attract academic research institutions as drug development partners, including for licensing these institutions' proprietary technology. If our competitors successfully enter into such arrangements with academic institutions, we will be precluded from pursuing those specific unique opportunities and may not be able to find equivalent opportunities elsewhere.

If we fail to recruit and retain personnel, our research and product development programs may be delayed.

     We are highly dependent upon the efforts of our senior management and scientific personnel, particularly, Leonard Bell, M.D., our president, chief executive officer and director, David W. Keiser, our executive vice president and chief operating officer and Stephen P. Squinto, Ph.D., our executive vice president and head of research. There is intense competition in the biotechnology industry for qualified scientific and technical personnel. Since our business is very science-oriented and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. We have a key man insurance policy for Dr. Bell and we have employment agreements with each of Dr. Bell, Mr. Keiser and Dr. Squinto. To our knowledge, none of our key personnel is planning to retire or is nearing retirement age. Further, to our knowledge, there is no tension between any of our key personnel and the Board. If we lose the services of our management and scientific personnel or fail to recruit other scientific and technical personnel, our research, and product development programs would be significantly and detrimentally affected.

     In particular, we highly value the services of Dr. Leonard Bell, our President and Chief Executive Officer. The loss of his services could materially and adversely affect our ability to achieve our development objectives.

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